China Xiangtai Food Co., Ltd.

Xinganxian Plaza, Building B, Suite 19-1

Lianglukou, Yuzhong District

Chongqing, PRC 400800

January 7, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Xiangtai Food Co., Ltd. (the “Company”)

Registration Statement on Form F-1

File No. 333-235599 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 pm on January 9, 2020, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact William Rosenstadt, Esq. or Jason “Mengyi” Ye, Esq., at +1 (212) 588-0022, from the Company’s U.S. counsel, Ortoli Rosenstadt LLP.

Very truly yours,

China Xiangtai Food Co., Ltd.

By:	/s/ Zeshu Dai
Name:	Zeshu Dai
Title:	Chief Executive Officer